[Exhibit 99.2]
Reappointment and Appointment of Directors
Four directors of the Company were reappointed and three new directors were appointed on March 25, 2011. Details concerning such directors are set forth below.

Name	Major experience	Remarks
Yoshinori Kitamura	Gravity Co., Ltd., Executive Director and Chief Operating Officer (2008-present)
 Barunson Interactive Co., Ltd., Director (2010-present)
 NeoCyon, Inc., Chief Executive Officer (2009-present), Director (2008-2009)
 Gravity Interactive, Inc., Chief Executive Officer (2008-present)
 Gravity Entertainment Corporation, Chief Executive Officer (2008-present)
 GungHo Online Entertainment, Inc., Executive General Manager of International Business Division (2007-present), Director (2006-present), General Manager of Marketing Division (2003-2007)
L5 Games Inc., Director (2008)
 GungHo Works, Inc., Director (2008)
GungHo Online Entertainment Korea, Director (2007-2008)
 NC Japan K.K, Manager, Marketing Division (2002-2003)
 ICC Corporation, Manager, Business Development (1999-2003)
	Bunkyo University, B.A. in English Language and Literature (1992)	Inside Director (reelected)
Kazuki Morishita	Gravity Co., Ltd., Executive Director (2008-present)
 GungHo Online Entertainment, Inc., President & Chief Executive Officer (2004-present), Chief Operating Officer (2002-2004)
 Game Arts Co., Ltd., President (2008-present), Director (2005-2008)
 GungHo Works, Inc., Chairman of the Board of Directors (2007-2009)
GungHo Online Entertainment Korea, Inc., Director (2007-2008)
 OnSale, Inc., General Manager, E-service Department (2001-2002 )
 Kickers Network, Inc., Director (2000-2001)
 Dolphin Net, Inc., Director (2000)
 Softcreate Co., Ltd., Chief, System Sales Department (1996-2000)
	High School affiliated with Chiba University of Commerce (1992)	Inside Director (reelected)
Kazuya Sakai	Gravity Co., Ltd., Executive Director (2009-present)
 Gravity Entertainment Corporation, Director (2008-present)
 GungHo Online Entertainment, Inc., Director (2005-present), Chief Financial Officer (2004-present)
 Capri, Inc., Chief Executive Officer (2008-2009)
 GungHo Works, Inc., Director (2007-2009)
GungHo Online Entertainment Korea, Inc., Chief Executive Officer (2008), Director (2007-2008)
 GungHo Asset Management, Inc., Chief Executive Officer (2007-2008)
 Expression Tools, Inc., Chief Executive Officer (2000-2003), Director (1996-2000), General Manager, Administration Division (1993-1996)
 The Kyushu Sogo Bank, Ltd. (currently, The Shinwa Bank, Ltd.) (1987-1992)
	Kyushu Sangyo University, B. Com.(1987)	Inside Director (reelected)
Jong Gyu Hwang	Gravity Co., Ltd., Independent Director (2009-present)
 Mungyung Monorail, Director and Chief Operating Officer (2007-present)
 Member of the New York State Bar Association (2006-present)
 E-Frontier, Inc., Counsel (2000-present)
 Korea Monorail, Director (2006-2007)
 Attorney General’s Office (Massachusetts, US) (2005)
 Ministry of Justice (Korea), Deputy Director / Seoul Central District Prosecutors’ Office, Investigation Officer of Special Investigation Department (1995-2000)
 The Korean Residents Union in Japan (1994-1995)
 Boston University School of Law, LL.M. (2005)
 Kennedy School of Government, Harvard University, M.P.A. (2004)
	Tokyo University, LL.B. (1994)	Independent Director (reelected)

Name	Major experience	Remarks
Hyun Chul Park	Gravity Co., Ltd., Corporate Management Office, Unregistered Director (2009-present)
 Barunson Interactive Co., Ltd., Director (2010-present)
 NeoCyon, Inc., Director (2009-present)
 GungHo Online Entertainment, Inc., General Manager, International Division (2007-present)
 SEGA Networks (China) Co., Ltd., General Manager, Content Producing Department (2005-2007)
 SEGA Corporation, Manager, Asia Division (2004-2005)
 ActozSoft Co., Ltd., Manager, Overseas Marketing Team (2002-2004)
 Siementech Co., Ltd., Manager, Overseas Marketing Team (2001-2002)
 Toyota Vista Tokyo Co., Ltd., Engineer Team (1998-2001)
	Tokyo College of Technology (currently, Tokyo College of Automotive Technology), Associate in Automotive Engineering (1998)	Inside Director (newly elected)
Doo Hyun Ryu	Logos Law, LLC., Partner (2001-present), Branch Manager of Vietnam Office (2010-present, 2006-2008), Branch Manager of Cambodia Office (2007-2008)
 The Korean Bar Association, Member of Legal Services Development Committee (2005-persent)
 Hyundai Card Co., Ltd./Hyundai Capital Services, Inc., Head of Management & Legal Department (2008-2010)
 Hyundai Motor Group, Member of Information Department Committee (2008-2010)
 The Federation of Korean Industries, Compliance Officer of Financial Department (2008-2010)
 Financial Services Commission of Korea, Member of Special Committee for Revision of Credit-Specialized Financial Business Act (2008-2010)
 Interactivy, Inc., Independent Director (2007-2008)
 Korea IT International Cooperation Agency, Member (2006-2008)
The Korea JoongAng Daily, Member of Readers Committee (1999-2000)
 The Korean Bar Examination (1986), The Juridical Research and Training Institute (18th, 1989)
	Seoul National University, LL.B. (1985)	Independent Director (newly elected)
Jung Yoo	Samhasa GP, Representative Partner (2007- present)
 Euidang Foundation, Member of the Board of Trustees (2007-present)
 TCAD International, Inc., Advisor (2008-2010)
 NHN Japan Corporation, Independent Director (2004-2006)
 PCCW Japan Ltd. (changed to Jaleco Ltd.), Managing Director (2000-2007)
Pacific Cyber-Venture Co., Ltd., Partner (2000-2002)
Techno-Venture Co., Ltd., Director (2000-2002)
Credit Suisse Trust and Banking Co., Ltd. (1998-2000)
Bain & Company Japan, Inc. (1996-1998)
SK Securities Co., Ltd. (1991-1994)
 INSEAD, MBA (1995)
Waseda University, M.A. in Management History (1987)
	University of Southern California, B.A. in East Asian Languages and Cultures (1984)	Independent Director (newly elected)